UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35535 / April 15, 2025

In the Matter of

Barings LLC
Barings Private Credit Corporation

300 South Tryon Street, Suite 2500
Charlotte, NC 28202

(812-15696)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

Barings LLC and Barings Private Credit Corporation filed an application on February 4, 2025,
and an amendment to the application on March 14, 2025, requesting an order under section 6(c)
of the Investment Company Act of 1940 ("Act") granting an exemption from sections 18(a)(2),
18(c), 18(i) and 61(a) of the Act. The order permits certain closed-end management investment
companies that have elected to be regulated as business development companies to issue multiple
classes of shares with varying sales loads and to impose asset-based distribution and/or service
fees.

On March 18, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35505). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly, in the matter of Barings LLC and Barings Private Credit Corporation (File No.
812-15696),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.